KRAMER LEVIN NAFTALIS & FRANKEL LLP

Christopher S. Auguste Partner Phone 212-715-9265 Fax 212-715-8277 cauguste@kramerlevin.com

December 19, 2008

VIA EDGAR and FEDERAL EXPRESS

Jennifer Hardy, Esq.
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InterAmerican Acquisition Group Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 7, 2008
File No. 333-152977

Dear Ms. Hardy:

On behalf of InterAmerican Acquisition Group Inc. (the “Company” or “IAG”), we respond as follows to the Staff’s comment letter received on November 17, 2008 relating to the above-captioned Registration Statement (the “Registration Statement”).  Together with our responses below, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Captions and page references herein correspond to those set forth in Amendment No. 3, a copy of which has been marked to show changes from Amendment No. 2 to the Form S-4.  We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Dieter King.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please update the disclosures in your next amendment to the registration statement to reflect the changes to the transaction described in the current report on Form 8-K you filed on November 12, 2008.

We have updated the disclosures in Amendment No. 3 to disclose the terms of Amendment No. 1 to the stock purchase agreement with Sing Kung as previously disclosed on a Current Report on Form 8-K filed with the Commission on December 2, 2008.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com
also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
December 19, 2008

2.	Please disclose on financial statement index page FI-1 that audited CNC financial statements have been omitted and that the entity has no operations or material assets or liabilities.

We have disclosed on page FI-1 of Amendment No. 3 that audited CNC financial statements have been omitted and that the entity has no operations or material assets or liabilities.

3.	Please note the financial statement updating requirements in Article 8-08 of Regulation S-X.

We have disclosed updated financial statements in accordance with the requirements of Article 8-08 of Regulation S-X.

Management’s Discussion and Analysis, page 140

4.
Regarding the subcontractor indemnity arrangements referenced on page 145, please disclose therein whether subcontractors are paid in full prior to expiration of the warranty period. It is not clear whether the contractual provisions for payments to subcontractors are materially impacted by any holdback provisions that could further mitigate the company’s risk of warranty loss.

Subcontractors are not paid in full prior to the expiration of the warranty period.  Under current contracts, the company has deferred payment arrangements with the subcontractors extending through the full term of the warranty period that equals or exceeds the warranty exposure and it expects to withhold from subcontractor payments any amounts due to meet warranty expense.  The disclosure has been modified in response to the Staff’s request for clarification.

5.
The disclosure on page 145 states that “there is currently no objective basis for making an estimate of warranty cost due to the Group’s short operating history”. On page 143, we note the statement that “The Group’s experience is that use of third-party verification to achieve each Preliminary Acceptance provides an accurate record of work completed and that differences in the cumulative value of Preliminary Acceptances and the final project price are not material.” There is a concern that readers may be confused by these seemingly different characterizations of the company’s ability to make accounting estimates. It appears that there is enough data to assert that final contract prices are reasonably estimable but not enough data to make a reasonable estimate of warranty costs. Please provide clarifying disclosure therein and more fully describe the relevant details about the Group’s experience in making such material accounting estimates. See Section 501.14 of the Financial Reporting Codification.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
December 19, 2008

The disclosure on pages 143 and 145 of Amendment No. 3 has been modified in response to the Staff’s comments.

6.
Please expand the disclosure on page 159 to state the reasons why management decided that the company would not keep the share of collections that they were due. Please state whether there are any disagreements with the customer over the adequacy of the work performed or over the amount due. Please clearly disclose the date when payment was contractually due. If the amount is past due, please clearly disclose the reasons for the delinquency. Please clarify the reference to payments being made on “an accelerated basis”. If this project was completed in the first quarter of 2007, it remains unclear why the company has not collected any of their revenue and whether there are errors in the company's revenue recognition and bad debt accounting policies.

The disclosure has been modified on page 159 of Amendment No. 3 in response to the Staff’s request for clarification.

7.
The disclosure on page 159 states that “Sing Kung has rights to dispose of Jiaohe Project assets (or substitute assets) to ensure payment”. Please disclose whether there are any known factors that could reasonably be expected to materially impair the company’s ability to successfully foreclose on assets of the municipality. For example, known instances of such rights being successfully or unsuccessfully exercised in similar circumstances may be relevant.

In response to the Staff’s request, the disclosure on page 160 of Amendment No. 3 has been modified to make clear that the collateral rights are not the primary basis for the company’s assessment of contract amounts being reasonably collectible and to identify that the collateral rights are not as yet perfected.

8.	Regarding customer payment terms, please provide an accounting policy disclosure that clearly reflects compliance with APB 21.

An accounting policy statement has been added on page FII-11 (Note 3(f)) of the financial statements and the summary of key accounting policies on page 145 of the MD&A.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
December 19, 2008

9.	The disclosure on page 155 references a “decrease in BT project receivables” whereas the 6/30/08 balance appears to have increased. Please provide reconciling disclosure.

In response to the Staff’s comment, the disclosure referenced on page 155 of Amendment No. 3 has been revised to reflect the third quarter financial statements and correct the characterization of the change in BT project receivables.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 170

10.
It appears inappropriate to record a liability and intangible asset for the SNC acquisition before the acquisition is actually consummated. See paragraph 48 of SFAS 141 and revise the financial statements as appropriate.

The SNC acquisition was completed on December 9, 2008.  The disclosure in the notes to the financial statements and throughout the prospectus has been modified to reflect this.  A reduction in the purchase price was negotiated at closing to book value, which eliminates the need to record an intangible.  Although the transaction closed following the September 30, 2008 financial statement date, the principles of consolidation as a VIE necessitate recognition of either additional paid-in capital or a liability if the purchase price is determinable.  The footnotes fully describe the closing as a subsequent event.

11.
If the SNC acquisition is deemed probable, then the pro forma financial statements should give effect to the transaction. Relevant details should be disclosed in a footnote to the pro forma financial statements i.e. calculation and allocation of purchase price; discount rate used to estimate the fair values of acquired long-term receivables and liabilities; contingencies; etc.

The pro forma financial statements do give effect to the completion of the acquisition.  Footnote disclosures in the Sing Kung third quarter financial statements provide relevant details about contingencies, the calculation of fair values and related matters.

Sing Kung Financial Statements, page FII-1

12.
Regarding Exhibit 10.4, please clarify the business purpose of this agreement. It appears that SNC (owned by Mr. Mao and Ms. Gong) is agreeing to pay a 90% commission to CCI (owned fully or partially by Mr. Mao) for consulting services. Please tell us if there are any other equity holders of CCI. Tell us how SNC was able to earn $1.5 million in fees given the terms of this contract and if $1.35 million (90%) of consulting expense was recognized by SNC.

The Business Cooperation and Consulting Services Agreement (Exhibit 10.4) was originally intended to allow SNC to accumulate retained earnings from certain project activities that would accrue to the original stockholders of SNC if and only if the acquisition was never consummated.  The referenced agreement was extinguished by the August 6th amendment to the VIE Agreements and the net income accumulated by SNC over the course of 2008 was permanently captured by CCI when the SNC acquisition was completed on December 9, 2008.  As noted in the Sing Kung financial statements, the sole stockholder of CCI is Sing Kung.  The intercompany CCI/SNC services fee payables (by CCI) and revenue accrual (by SNC) recognition were reversed following execution of the August 6th amendment to the VIE Agreements (that extinguished the Business Cooperation and Consulting Services Agreement).  The significance of the intercompany accounts is moot, however, as a result of the consummation of the SNC acquisition.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
December 19, 2008

13.	Regarding Exhibit 10.5, please reconcile the 10 year term referenced in Item 4 with the disclosure on page FII-8 that the Purchase Agreement was for an indefinite term.

In response to the Staff’s comment, the footnotes to the Sing Kung third quarter financial statements have been revised to correctly characterize the purchase agreement term as 10 years, although the term has no significance in light of the subsequent consummation of the SNC acquisition.

14.
Please clarify the manner in which CCI “committed its capital” and “guaranteed the payment of subcontractors”. It is unclear whether CCI has any material amount of capital and it does not appear that the subcontractors are paid until payments are received from the customer. In this regard we note that the 6/30/08 payables to subcontractors on page FII-4 appear to exceed the costs incurred reflected in Note 12 on page FII-19. It continues to appear that the 2 equity owners of SNC would absorb the majority of losses and thus consolidation of SNC by Sing Kung is contrary to paragraphs 14-15 of FIN 46(R). For example, we note that under the amended purchase agreement disclosed on page FII-24, any uncollectible SNC receivables would be deducted from the purchase price paid to the 2 equity holders.

Following the issuance of preferred stock by Sing Kung in April 2008, $12 million of capital was funded to CCI to increase the level of its registered capital.  This capital and the additional backing of Sing Kung (the counterparty of record on the Jiaohe contract with full rights to delegate contract responsibilities and revenue allocations to affiliates) was committed to support the contracts and payment commitments to subcontractors on the Jiaohe project.  SNC is not obligated directly to the subcontractors.  As distinct from the subcontractor arrangements for the Changchun project (completed before CCI entered into the SNC purchase contract), the Jiaohe subcontractor agreements require payments well in advance of the scheduled BT contract payments by the Jiaohe municipality.  This created significant financial exposure to CCI that was not borne by the SNC stockholders.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
December 19, 2008

The Sing Kung third quarter financial statements and related MD&A provide additional detail about the composition of the project costs and payables and the relationship in the consolidated financial statements between the aggregate project costs incurred and amounts payable to subcontractors is evident.

In response to the Staff’s comment about the amended purchase agreement, the note on page FII-24 of Amendment No. 3 incorrectly referred to reductions in the purchase price as applying to receivables accumulated through year-end 2008.  The recourse was and remains only to recourse for BT contract receivables in place through year-end 2007, thus insulating the SNC stockholders from losses in connection with the 2008 contract work.  The revised financial statement notes and MD&A have been amended to make clear the final terms of the purchase transaction and the fact that some of the consideration is contingent on collection of the BT contract receivables outstanding as of year-end 2007 are paid.

Now that the SNC acquisition is closed, any questions about consolidation should be alleviated.

15.	Please note that 9/30/08 financial statements of SNC may be required pursuant to Article 8-04 of Regulation S-X.

Given the December 2008 closing of the SNC acquisition and the consolidation of SNC as a VIE prior to December, we do not believe that inclusion of separate financial statements for SNC is required nor would their inclusion be of benefit to investors in their assessment of the consolidated financial condition of the Sing Kung.

16.	Please tell us whether Mr. Mao and Ms. Gong own any equity interests in Sing Kung and/or CCI.

The former stockholders of SNC do not own any equity interests in either CCI or Sing Kung.

17.	Please tell us why no minority interest accounts are included in the 6/30/08 Sing Kung financial statements given that 100% of a consolidated entity is owned by outside investors.

Under the principles of consolidation, and in accordance with the purchase contract for SNC, all of the assets and economic interests of SNC accrue to the benefit of CCI (and are therefore consolidated in the Sing Kung financial statements.  On both the June 30 and September 30, 2008 Sing Kung financial statements, the full purchase liability to the Sing Kung stockholders is recognized.  Therefore, no minority interest would be appropriate.  The notes discuss the potential impact of the purchase transaction not being consummated, but that is now moot in light of the closing of the acquisition on December 9, 2008.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
December 19, 2008

13. BT Project Receivables, page FII-20

18.
As previously requested, please expand the liquidity section of MD&A to disclose management’s expectations regarding the timing of cash collections relative to the substantial unbilled revenue balances. For example, we understand that the $48 million Jiaohe Phase I project was 100% complete at 9/30/08 (page 160). Disclose in MD&A the month that management expects to receive final acceptance, and the ability to bill this project. Disclose the repayment terms and the amount expected to be collected by 9/30/09; 9/30/10; and thereafter. Disclose also the contractual payment provisions for the BT project payables. See Section 501.13.a of the Financial Reporting Codification.

The MD&A disclosure has been modified on pages 159-161 of Amendment No. 3 to respond to the Staff’s comments.

19.	Please delete the reference on page 153 to cash flow from operations as a source of liquidity given that negative operating cash flows have been incurred in all periods presented.

The disclosure has been modified on page 153 of Amendment No. 3 in response to the Staff’s comment.

Note 9(b), page FII-18

20.	Please disclose the circumstances under which the preferred stock can be redeemed. Compliance with EITF D-98 should he clearly evident.

The financial statement presentation and disclosure has been modified in response to the Staff’s comment.  In the Sing Kung financial statements, the preferred stock has been classified separately from permanent equity in compliance with EITF D-98 and in the pro forma financial statements, an adjustment is reflected because the consummation of the acquisition of Sing Kung by CNC would extinguish the redemption rights of the preferred stockholders.

Exhibit 5.1 – Legal Opinion of Maples and Calder

21.
The number of shares covered by counsel’s opinion (13,935,000) is less than the number of shares you are registering (19,398,718). As counsel’s opinion must cover all of the shares you are registering, please have counsel revise its opinion to cover all 19,398,718 shares. Please see Item 601(b)(5)(i) of Regulation S-K and Paragraph 29 of Schedule A to the Securities Act of 1933, as amended.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
December 19, 2008

The opinion has been modified and refiled as Exhibit 5.1 to Amendment No. 3 in response to the Staff’s comment.

22.
Regarding the “Assumptions” section of counsel’s opinion, paragraphs 3.6, 3.7 and 3.8 are inappropriate because they assume legal conclusions that your counsel should be in a position to evaluate in order to render the opinions required by Item 601(b)(5)(i) of Regulation S-K. Accordingly, please have your counsel revise its opinion to remove the aforementioned paragraphs.

Our counsel has advised us that it cannot delete paragraphs 3.6 and 3.7 (formerly 3.8) of its opinion because these are factual assumptions that counsel maintains it is unable to verify.  Counsel has also advised us that, to its knowledge, it has never been previously requested by the Staff to delete these assumptions.

******

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Christopher S. Auguste Christopher S. Auguste

cc:           William C. Morro